Mail Stop 4561

December 31, 2008

Via U.S. Mail and Facsimile 703.

Mr. Bradley J. Wright
Executive Vice President, Chief Financial Officer
FBR Capital Markets Corporation
1001 North Nineteenth Street
Arlington, VA 22209

> **Re:** **FBR Capital Markets Corporation**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 7, 2008**
> **Form 14A**
> **Filed April 30, 2008**
> **File No. 1-33518**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis, page 34

Liquidity and Capital Resources, page 51

Sources of Funding, page 52

1. We note your disclosure in the last paragraph on this page that you have a loan agreement with FBR Group. Please tell us why you do not believe this agreement is required to be included in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K.

Form 10-Q for the period ended September 30, 2008 filed November 7, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

11. Segment Information, page 19

2. Please provide to us, and disclose in future filings, the allocation of total assets for each reportable segment, as there has been a material change in total assets from the amounts disclosed in your annual report as of December 31, 2007. Refer to paragraph 33 of SFAS 131.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Funding, page 35

3. Please tell us and disclose the specific assets included in available liquid capital and reconcile to the balance sheet if not apparent. Additionally, please revise your disclosure to specifically discuss the potential ramifications of using a short term financing vehicle to purchase long term assets including the effect it has on management's assessment of their intent and ability to hold the securities until they recover.

Definitive Proxy Statement Filed April 30, 2008

Principal Shareholders – Security Ownership of Management, page 17

4. We note your disclosure in footnote 6 that you have excluded 724,500 shares to be issued upon the exercise of options by your named executive officers. Please tell us why these shares are not included in the table.

Compensation Discussion and Analysis, page 26

Elements of 2007 Compensation, page 27

5. Please provide us with a more detailed description of the options granted to your named executive officers in 2007. Identify the number of options granted to each NEO and discuss the factors considered in determining the amounts granted to each person. Provide us with a similar explanation of restricted shares awarded as a portion of the total 2007 discretionary bonus compensation paid to your NEOs. Confirm that you will provide similar disclosure in future filings.

2008 Performance-Based Annual Incentive Compensation Awards, page 28

6. We note your disclosure that each officer may received a pre-determined percentage of the Incentive Compensation Program pool. Please tell us and disclose in future filings the percentage of the pool each named executive officer may receive. Also, please tell us how you determined those percentage amounts.

7. Please tell us whether awards under the ICP will be based solely on the pre-determined percentages or if there are specific items of individual performance that will be taken into account in determining annual incentive bonuses for each named executive officer. If individual performance will be considered, please describe the individual performance measures and disclose those measures in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Karen Garnett, Assistance Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief